Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, August 11, 2023

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing in order to inform you that our insurance subsidiary, Sudamericana Holding, has subscribed an offer to purchase a 99.43% stake in Seguros Sura S.A. The price for the shares representing said stake was set at US$ 19,000,000.- Said amount may be adjusted at the moment of the shares transference, in accordance with the guidelines agreed between the parties.
Similarly, our subsidiary Banco de Galicia y Buenos Aires S.A.U. is making a similar announcement for their stake of 12.5% in Sudamericana Holding. Grupo Financiero Galicia S.A. holds the remaining 87,5%.
The completion of the shares transference is subject to the Argentine National Insurance Superintendence (Superintendencia de Seguros de la Nación) approval.
Sincerely,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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